

Hilltop Securities Independent Network Inc.
Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Independent Network Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Leventhal 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2001 Ross Ave, Suite 1800, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
··· Public Accountant
··· Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Dave Geschke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilltop Securities Independent Network Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VILMA IDALIA GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2018

Signature

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
__ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
__ (m) A copy of the SIPC Supplemental Report.
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilltop Securities independent Network inc.
Index
December 31, 2016



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hilltop Securities Independent Network Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity, cash flows, and changes in subordinated liabilities present fairly, in all material respects, the financial position of Hilltop Securities Independent Network Inc. (the "Company") as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying information contained in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 21, 2017

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com

Hilltop Securities Independent Network Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	6,000
Fixed assets, net of accumulated depreciation of $26,962		63,965
Securities owned, at fair value (includes $300,000 clearing deposit with affilitate		3,624,972
Prepaid FINRA registration fee		214,637
Deferred tax asset		212,873
Prepaid and other assets		163,382
Total assets	$	4,285,829

Liabilities and Stockholder's Equity

Payable to affiliate	$	415,404
Accounts payable and other liabilities		124,094
Total liabilities		539,498
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		1,624,053
Retained earnings		2,121,278
Total stockholder's equity		3,746,331
Total liabilities and stockholder's equity	$	4,285,829

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Operations
Year Ended December 31, 2016

Revenues:		
Commissions	$	16,004,881
Insurance revenue		7,220,840
Investment banking, advisory and administrative fees		3,930,936
Interest		35,081
Other		1,260,147
Total revenues		28,451,885
Expenses:		
Commissions and other employee compensation		24,554,119
Occupancy, equipment and computer service costs		725,650
Floor brokerage and clearing organization charges		489,955
Communications		121,543
Advertising and promotional		57,587
Other		868,866
Total expenses		26,817,720
Income before income tax expense		1,634,165
Income tax expense		582,537
Net income	$	1,051,628

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at December 31, 2015	10,000	$ 1,000	$ 1,613,020	$ 1,069,650	$ 2,683,670
Net income	-	-	-	1,051,628	1,051,628
Restricted stock plan	-	-	11,033	-	11,033
Balance at December 31, 2016	10,000	$ 1,000	$ 1,624,053	$ 2,121,278	$ 3,746,331

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	1,051,628
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,569
Compensation expense for restricted stock		11,033
Deferred income tax expense		(20,370)
Changes in operating assets and liabilities:		
Receivable from affiliate		908,288
Securities owned, net		(2,043,135)
Income taxes payable/receivable		134,994
Prepaid and other assets		(82,180)
Accounts payable & other accrued liabilities		33,709
Net cash provided by operating activities	$	7,536
Cash flow from investing activities:		
Purchase of fixed assets	$	(7,536)
Net cash used in investing activities	$	(7,536)
Cash flow from financing activities:		
	$	-
Net cash used in financing activities	$	-
Net change in cash	$	-
Cash at beginning of year	$	6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	467,743

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2016

Subordinated borrowings at December 31, 2015	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2016	$	-

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

General
Hilltop Securities Independent Network Inc. (the "Company"), a Texas company, is a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holding"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Hilltop Securities Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company claims exemption from Exchange Act Rule 15c3-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. HTS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement in the amount of $50,000 per year. Based on a clearing agreement (the "Clearing Agreement") between HTS and the Company, the Company pays a clearing fee to HTS for handling all trades for the Company and has a deposit with HTS for $300,000. Additionally, HTS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in receivable from affiliate on the Statement of Financial Condition. The amount of clearing fees paid to HTS for the Company's trades for the year ended December 31, 2016 was $489,955.

On the Statement of Financial Condition, the total payable to HTS is $212,559 and the total payable to Securities Holding is $202,845.

The Company received fee income from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. of $7,220,840 for the year ended December 31, 2016. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. are affiliates of the Company. These entities hold insurance agency licenses for the purpose of facilitating the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold.

2.   **Summary of Significant Accounting Policies**

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2016, the cash balances did not exceed the federally insured limit.

Securities Owned, at fair value
Marketable securities are valued at fair value based on quoted market prices. The increase or decrease in net unrealized appreciation or depreciation of securities owned, if any, is credited or charged to operations. At December 31, 2016, securities owned consisted of money market investments of $3,624,972, which includes a $300,000 clearing deposit with HTS, discussed above.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. All of the Company's securities owned portfolio are valued using Level 1 inputs. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company currently does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 1 securities primarily consist of money market instruments whose value is based on quoted market prices in active markets.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Fixed Assets and Depreciation
Fixed assets are comprised of furniture and equipment ($34,848) and leasehold improvements ($56,079) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Commissions
Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees
Investment advisory fees are recorded when earned based on the period-end assets in the accounts.

Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has no uncertain tax positions. Interest and penalties incurred related to tax matters are charged to other interest expense or other noninterest expense, respectively. There were no interest or penalties during the year ended December 31, 2016. With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2013.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards
The FASB has recently issued the following statements and interpretations, which are applicable to the Company. Any other new accounting pronouncements not specifically identified in our disclosures are not applicable to the Company.

ASU 2016-19, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory." In December 2016, FASB issued ASU 2016-19 which includes numerous technical corrections and clarifications to Generally Accepted Accounting Principles ("GAAP") that are designed to remove inconsistencies in accounting guidance. Several provisions in this accounting guidance were effective immediately and did not have an impact on the Company's financial statements. Additional provisions, including disclosure requirements for financial instruments, are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company will adopt the prospective provisions of the amendment as of January 1, 2017, which are not expected to have a significant effect on the Company's financial statements or processes.

ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)." In August 2016, FASB issued ASU 2016-15 to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such

classifications. The amendments are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2017 using a retrospective transition method. Early adoption is permitted. The Company does not intend to adopt the provisions of the amendment early and does not expect such provisions to have a significant effect on the Company's financial statements or processes.

ASU 2016-09 "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting." In March 2016, FASB issued ASU 2016-09 as part of its simplification initiative and affects all entities that issue share-based payment awards to their employees. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. The amendments are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2016 using either the prospective, retrospective or modified retrospective transition method, depending on the area covered in this update. As permitted within the amendment, the Company elected to early adopt and prospectively apply the provisions of this amendment as of January 1, 2016.

ASU 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date and ASU 2014-09 Revenue from Contracts with Customers (Topic 606)." In July 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year, to clarify the principles for recognizing revenue from contracts with customers. The amendment outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The amendment also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The amendment is effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2017 and may be adopted using either a full retrospective transition method or a modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The Company does not intend to adopt the provisions of the amendment early and expects to adopt using the cumulative-effect approach. The Company is currently in the process of gathering an inventory of contracts with customers and performing an in-depth assessment. The preliminary assessment suggests that the Company's revenue recognition policies are most likely to be effected when adopted. However, there are many aspects of this new accounting guidance that are still being interpreted to clarify and address certain implementation issues. The Company continues to evaluate the impact on its future financial statements and processes of both current and newly issued guidance associated with the amendment.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At December 31, 2016, the Company had net capital of $3,018,975 which was $2,768,975 in excess of its minimum net capital requirement at that date. At

December 31, 2016, the Company had aggregate indebtedness of $539,498. Aggregate indebtedness as a percentage of net capital was 18% at December 31, 2016.

4. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy securities owned, at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market instruments	$ 3,324,972	$ -	$ -	$ 3,324,972

5. Income Taxes

Income tax expense for the year ended December 31, 2016, (effective rate of 35.6%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$ 571,958
State income tax expense	11,917
Other, net	(1,338)
	$ 582,537

Income taxes as set forth in the statement of operations consist of the following components:

Federal and state		
Current:		
Federal	$ 567,897	
State	35,010	
		$ 602,907
Deferred		
Federal	32,974	
State	(53,344)	
		(20,370)
Total income taxes		$ 582,537

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2016 are presented below:

Deferred tax assets:

Built-in loss carryforward	$	211,650
Net operating loss carryforward		26,938
Employee compensation plans		5,373
Total gross deferred tax asset		243,961

Deferred tax liabilities:

Fixed assets		(31,088)
Net deferred tax asset	$	212,873

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. At December 31, 2016, the Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2016, the Company had recognized built-in losses ("RBIL") of $211,650 from the 2015 merger with the Parent. The RBILs are expected to be fully realized prior to any expiration. At December 31, 2016, the Company had net operating loss carryforwards for state income tax purposes of $41,443. These net operating loss carryforwards expire in 2030 and later years. The Company expects to realize these net operating loss carryforwards through the implementation of certain tax planning strategies, core earnings, and reversal of timing differences.

The amount of current federal taxes payable to the Parent included in accounts payable and other liabilities on the Statement of Financial Condition was $57,230 at December 31, 2016. The amount of current state taxes receivable from the Parent included in prepaid and other assets on the Statement of Financial Condition was $52,364 at December 31, 2016.

6. **Financial Instruments with Off-Balance-Sheet Risk**

The Company clears all of its securities transactions through HTS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with HTS. Pursuant to the terms of the agreement between the Company and HTS, HTS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations and the right to rehypothecate the securities held.

At December 31, 2016, the Company is not aware of any losses for which it will be charged by HTS. At December 31, 2016, the Company has recorded no liabilities with regard to this right.

7. **Employee Benefits**

Effective August 21, 2015, the Parent's Board awarded certain executives and key employees a total of 1,667 restricted shares of common stock. These awards and the associated costs are amortized over a vesting period of three years. The grant date fair value of these awards was $19.86 per share resulting in expected compensation expense of $33,100.

At December 31, 2016, the Company had unrecognized compensation expense related to restricted stock grants of approximately $18,389. For the year ended December 31, 2016, the Company has recognized compensation expense of $11,033 for all restricted stock granted to the Company's employees.

8.   Commitments and Contingencies

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

Supplemental Schedules

Hilltop Securities Independent Network Inc.
Supplemental Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission
December 31, 2016

Total stockholder's equity from the statement of financial condition		$ 3,746,331
Deductions and/or charges - nonallowable assets		
Fixed assets, net	$ (63,965)	
Prepaid FINRA registration fee	(214,637)	
Deferred tax asset	(212,873)	
Prepaid and other assets	(163,382)	(654,857)
Net capital before haircuts		3,091,474
Haircuts on securities positions		(72,499)
Net capital		3,018,975
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 2,768,975
Aggregate indebtedness		$ 539,498
Ratio of aggregate indebtedness to net capital		18%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2016 filed by the Company with the Financial Industry Regulatory Authority on January 27, 2017.

Hilltop Securities Independent Network Inc.
Supplemental Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2016

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Hilltop Securities Independent Network Inc.'s Exemption Report

Hilltop Securities Independent Network Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016, without exception.

Hilltop Securities Independent Network Inc.

I, David Geschke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Chief Executive Officer

February 21, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Hilltop Securities Independent Network Inc.

We have reviewed Hilltop Securities Independent Network Inc.'s (the "Company") assertions, included in the accompanying Hilltop Securities Independent Network Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 21, 2017

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201-2997
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com